SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2014

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transaction period from to

Commission file Number 0-27782

The Dime Savings Bank of Williamsburgh 401(k) Plan
(Full Title of the Plan)

Dime Community Bancshares, Inc.
209 Havemeyer Street, Brooklyn, NY 11211
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014:
Statements of Net Assets Available for Benefits	2-3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-12
SUPPLEMENTAL SCHEDULE:
Schedule H, Line 4i - Schedule of Assets (Held At End Of Year) as of December 31, 2014	13
SIGNATURES	14

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Employee Benefits Committee and the Audit Committees
  of The Dime Savings Bank of Williamsburgh and Dime Community Bancshares, Inc.
209 Havemeyer Street
Brooklyn, New York

We have audited the accompanying statements of net assets available for benefits of The Dime Savings Bank of Williamsburgh 401(k) Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of The Dime Savings Bank of Williamsburgh 401(k) Plan's financial statements.  The supplemental schedule is the responsibility of the Plan's management.  Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

                                           /s/ CROWE HORWATH LLP

New York, New York
June 24, 2015

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
PARTICIPANT DIRECTED INVESTMENTS, AT FAIR VALUE:
Mutual Funds:
PIMCO Total Return Administrative Fund	$ -	$ 3,749,565
Dodge & Cox Income Fund	3,134,508	-
Vanguard Target Retirement Income Fund	1,076,376	-
Vanguard Inflation-Protected Securities Fund	152,906	-
Columbia Midcap Index Fund Investor A Fund	-	1,474,881
American Beacon Large Cap Value Fund	1,868,074	2,321,995
American Europacific International Growth Fund R4	-	1,286,052
American Europacific International Growth Fund R6	1,314,911	-
Neuberger Berman Genesis Fund Trust	4,132,779	4,867,781
T Rowe Price Blue Chip Growth Fund Advisor	1,147,025	1,295,964
Vanguard Mid Cap Index Admiral Fund	1,543,486	-
Vanguard 500 Index Admiral	4,124,262	-
Vanguard REIT Index Admiral Fund	146,191	-
Vanguard Target Retirement 2010 Fund	31	-
Vanguard Target Retirement 2015 Fund	675,363	-
Vanguard Target Retirement 2020 Fund	1,356,346	-
Vanguard Target Retirement 2025 Fund	509,240	-

Vanguard Target Retirement 2030 Fund	585,519	-
Vanguard Target Retirement 2035 Fund	25,250	-
Vanguard Target Retirement 2040 Fund	4,131	-
Vanguard Target Retirement 2045 Fund	72,443	-
Vanguard Target Retirement 2050 Fund	160,327	-
Vanguard Target Retirement 2055 Fund	1,981	-
Vanguard Target Retirement 2060 Fund	885	-
SSgA S&P 500 Index Fund	-	3,864,943
Total mutual funds	$ 22,032,034	$ 18,861,181
Collective Investment Funds:
Sunrise Retirement Diversified Equity Fund	-	140,606
Sunrise Retirement Balanced Equity Fund	-	499,291
Sunrise Retirement Balanced Fund	-	707,542
Sunrise Retirement Diversified Income Fund	-	673,834
Total collective investment funds	-	2,021,273
Stable Value Collective Trust Fund:
Wells Fargo Stable Value Class C Fund	$13,165,977	$ 12,130,809
Continued on next page

	2014	2013
Employer Stock Fund:
Dime Community Bancshares, Inc. Common Stock Fund (which includes an investment in liquid money market funds of $204,533 at December 31, 2014 and $479,085 at December 31, 2013)	9,031,907	10,494,874
TOTAL INVESTMENTS AT FAIR VALUE	$ 44,229,918	$ 43,508,137
EMPLOYER CONTRIBUTIONS RECEIVABLE	668,116	670,688
NOTES RECEIVABLE FROM PARTICIPANTS	766,798	656,222
TOTAL ASSETS, REFLECTING ALL INVESTMENTS AT FAIR VALUE	$45,664,832	$ 44,835,047
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACTS	(183,790)	(97,278)
NET ASSETS AVAILABLE FOR BENEFITS	$ 45,481,042	$ 44,737,769
See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

2014
INVESTMENT INCOME:
Net appreciation/(depreciation) in fair value of investments:
Mutual funds	$ 344,162
Collective investment funds	37,387
Stable value fund	153,729
Employer stock fund	(463,735)
Total net appreciation in fair value of investments	71,543
Interest and dividend income	1,232,657
TOTAL INVESTMENT INCOME	1,304,200

CONTRIBUTIONS:
Participant contributions	1,396,742
Rollover contributions	22,826
Employer contributions	668,116
TOTAL CONTRIBUTIONS	2,087,684

BENEFITS PAID TO PARTICIPANTS	(2,541,157)
ADMINISTRATIVE EXPENSES	(107,454)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	743,273

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	44,737,769

End of year	$ 45,481,042

See notes to financial statements.

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

1. DESCRIPTION OF PLAN
The following is a brief description of The Dime Savings Bank of Williamsburgh 401(k) Plan (the "Plan"). This description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
a.
General – The Plan is a defined contribution plan covering all eligible employees. The Employee Benefits Committee, comprised of members of both the Board of Directors and management of the Dime Savings Bank of Williamsburgh (the "Bank" or "Plan Sponsor"), oversees the operation and administration of the Plan. It is subject to the provisions of the Employee Retirement Security Act of 1974, as amended ("ERISA").

b.
Eligibility and Participation – Participation in the Plan is voluntary.  An employee shall become an eligible employee if he or she has completed a period of service of at least one year, and is a salaried employee.  An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission, or retainer basis, or has waived any claim to membership in the Plan.

c.
Contributions – Employee contributions of up to 25% of compensation, as defined in the Plan document, are permitted. Under the Plan's adoption agreement for Pentegra Services, Inc. volume submitter 401(k) profit sharing plan, a 3% safe harbor employer contribution is required to be made annually by the Bank.

The annual safe harbor employer contribution is made in the first quarter of each year based upon the total compensation through December 31st of the previous year.  A contribution of $668,116 was made in March 2015, reflecting benefits for the year ended December 31, 2014.
d.
Participant Accounts – Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contributions, the Company's or Bank's contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based upon participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

e.
Vesting – All participants are 100% vested in the value of the annual employer contribution to the Plan and any investment income that these funds may earn.  Participant contributions and earnings thereon are nonforfeitable.

f.
Investment Options – Participants direct the investment of both their existing individual account balances and their contribution amounts into various options offered by the Plan.  As of December 31, 2014, there were twenty-one diversified registered mutual fund investment options available in the Plan, an employer stock fund and a stable value fund.

All investment options are participant directed.  Pentegra Asset Management ("Pentegra" or "Trustee") acts as trustee for the Plan.
Transfers between investment alternatives and rollover contributions to the Plan are placed in any of the above funds in multiples of 1%, at the election of the participant.
g.	Notes Receivable from Participants – Notes receivable from participants (or "Participant loans") are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.
Participant loans are permitted, subject to current Internal Revenue Service ("IRS") statutes and regulations. Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Participants are permitted a maximum of two loans at any time under the Plan. Interest charged is fixed for the entire term of the loan and is based upon the prime rate as published in the Wall Street Journal on the date the loan is requested, increased by 1% and rounded to the nearest 1/4 of 1%. The maximum loan term for the purchase of a principal residence may not exceed ten years and loans for any other reason may not exceed five years. At the time of origination, the loans are funded through a reduction of benefit balances existing in the recipients' participant accounts. Loan repayments are made by automatic payroll deductions and are fully applied back into the recipients' participant benefit accounts.
The following is a reconciliation of activity for notes receivable from participants:

At or for the Year Ended December 31, 2014
Balance at the beginning of the period	$ 656,222
Loans originated	426,712
Loan principal repayments*	(290,104)
Distributions	(26,032)
Balance at the end of the period	$ 766,798

* Total repayments were $316,136 including $26,032 of interest during the year ended December 31, 2014.
h.
Payment of Benefits – On termination of services due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested balance in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or annual installments limited to a ten-year period.

i.	Plan Termination – Although the Company or Bank has not expressed any intent to terminate the Plan, it has the right to terminate the Plan subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies followed by the Plan are as follows:
a.
Basis of Accounting – The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b.
Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements.  Actual results could differ from those estimates.

c.
Risks and Uncertainties – The Plan provides for various investment options.  Investments, in general, are exposed to various risks, such as interest rate, credit, and liquidity risks and overall market volatility. Due to the level of risk associated with certain investments, and the sensitivity of certain fair values to changes in the valuation assumptions, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

d.
Investment Valuation and Income Recognition – The Plan's investments are stated at fair value.  All fixed income and equity mutual fund investments of the Plan are publicly registered and traded on national securities exchanges, and are therefore carried at fair value based on their quoted market prices at the end of the year (level 1 inputs). At December 31, 2013, the Plan held investments in four collective investment funds, that were carried at fair value based on the Plan's proportionate share of units of beneficial interest in the respective funds and the net asset values of the funds (level 2 inputs). The assets underlying the collective investment funds were fully comprised of various registered mutual funds that are publicly traded. The collective investment funds allowed for daily redemptions at net asset value, with no advance notice requirement.

The Wells Fargo Stable Value Class C Fund (the "Fund") shown in the statements of net assets available for benefits is carried at fair value. The fair value of participation units in the Fund are based upon the net asset value, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive investment contracts, as reported in the audited financial statements of the Fund (level 2 inputs). The Fund primarily invests in a variety of investment contracts such as guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products with similar characteristics, with the objective of providing stability of investment return, preservation of capital and liquidity to pay Plan benefits. The Fund provides for daily redemptions by the Plan participants. Full liquidation of the Fund requires a twelve-month advance notification. There are no other redemption restrictions, provisions or advance notification requirements. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals. Since a significant portion of the investments of the Fund are fully benefit responsive, in accordance with accounting rules discussed in Note 2(e) below, an adjustment is made on the statements of net assets available for benefits to present the contract value of these fund assets.
The common stock held in the Employer Stock Fund, which is publicly traded, is carried at fair value based upon its quoted market price at the end of the year (level 1 inputs). The liquid money market fund investment held in the Employer Stock Fund is also deemed a level 1 valuation as it is readily convertible to cash.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Net investment income consists of gains and losses realized from the sales of investments, the net change in the unrealized appreciation or depreciation on investments, and interest and dividends earned.
Purchases and sales are accounted for on a trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Realized gains and losses from securities transactions are recorded on the average cost basis.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
e.
Valuation and Presentation of The Stable Value Fund  – While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan's indirect interest in fully benefit responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. The Plan holds an indirect interest in such contracts through its investment in the Fund.

f.
Administrative Expenses - The Bank will pay the ordinary expenses of the Plan and compensation of the Trustee to the extent required, except that any expenses directly related to the Plan, such as transfer taxes, brokers' commissions, registration charges, or administrative expenses of the Trustee, shall be paid from the Plan or from such investment account to which such expenses directly relate.  The Bank may charge participants all or part of the reasonable expenses associated with withdrawals and other distributions, loans or account transfers.

3. FAIR VALUE MEASUREMENTS
In accordance with Accounting Standards Codification ("ASC") 820 the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; or Level 3, which refers to securities valued based on significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at the dates indicated.

	At December 31, 2014
	Fair Value Measurements Using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Domestic Fixed Income mutual fund (1)	$ 4,363,790	$ -	$ -
Domestic Equity mutual funds (1)	12,815,626	-	-
Equity Mutual Fund with Domestic and International Holdings (1)	1,314,911	-	-
Target Retirement Year Mutual Fund Containing both Equity and Fixed Income Holdings	3,391,516	-	-
Alternative Asset Mutual Fund	146,191	-	-
Wells Fargo Stable Value Class C Fund (2)	-	13,165,977	-
Employer stock fund (1)	9,031,907	-	-

There were no transfers between Level 1 and Level 2 during 2014.

	At December 31, 2013
	Fair Value Measurements Using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Domestic Fixed Income mutual fund (1)	$ 3,749,565	$ -	$ -
Domestic Equity mutual funds (1)	13,825,564	-	-
Equity Mutual Fund with Domestic and International Holdings (1)	1,286,052	-	-
Wells Fargo Stable Value Class C Fund (2)	-	12,130,809	-
Collective investment fund with domestic and international equity mutual fund holdings (1)		140,606	-
Collective investment funds with domestic and international equity and domestic fixed income mutual fund holdings (1)	-	1,880,667	-
Employer stock fund (1)	10,494,874	-	-

(1)	Please refer to footnote 2(d) for a discussion of the valuation methods utilized for these investments.
(2)	Please refer to footnotes 2(d) and 2(e) for a discussion of the valuation methods utilized for this investment.

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain administrative functions are performed by officers and employees of the Company or the Bank. No such officer or employee receives compensation from the Plan for the administrative functions he or she performs.
At December 31, 2014 and 2013, the Plan held 542,222 and 591,950 shares, respectively, of common stock of the Company.  Dividend income received on these shares of common stock totaled $325,812 during the year ended December 31, 2014.
Notes receivable from participants reflect party-in-interest transactions.
The Plan's payments of administrative expenses for recordkeeping fees to Pentegra Retirement Services, Inc. in the amount of $107,454 also qualify as party-in-interest transactions.  Certain administrative fees are paid by the Plan Sponsor. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.
5. INVESTMENTS
The Plan's investments, which represent 5% or more of the net assets available for benefits are presented in the following table.  All investments are participant directed.

	Fair Value at December 31,
	2014	2013
Neuberger Berman Genesis Fund Trust	4,132,779	4,867,781
Vanguard 500 Index Admiral Fund	4,124,262	-
Dodge & Cox Income Fund	3,134,508	-
Wells Fargo Stable Value Class C Fund*	13,165,977	12,130,809
Dime Community Bancshares, Inc. Common Stock Fund	9,031,907	10,494,874
PIMCO Total Return Administrative Fund	-	3,749,565
American Beacon Large Cap Value Fund	-	2,321,995
SSgA S&P 500 Index Fund	-	3,864,943

* The contract value of the Wells Fargo Stable Value Class C Fund was $12,982,187 and $12,033,531 at December 31, 2014 and 2013, respectively.

During the year ended December 31, 2014, the Plan's individual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

American Beacon (Advantage) Large Cap Value Institutional Fund1	12,910
American Beacon (Advantage) Large Cap Value Institutional Fund1	44,835
Columbia Fund Series Trust Midcap Index Fund	15,307
American Europacific Growth R4 Fund	2,873
American Europacific Growth R6 Fund	(60,546)
Neuberger Berman Genesis Fund	(238,891)
Neuberger Berman Genesis R6 Trust	(134,596)
T. Rowe Price Blue Chip Fund	2,548
T. Rowe Price Blue Chip Advisor Fund	39,374
SSgA S&P 500 Index Fund	159,154
Vanguard REIT Index Admiral Fund	870
Vanguard Target Retirement 2015 Fund	9,054
Vanguard Target Retirement 2025 Fund	11,636
Vanguard Target Retirement 2035 Fund	142
Vanguard Target Retirement 2045 Fund	1,316
Vanguard Target Retirement 2010 Fund	(1)
Vanguard Target Retirement 2020 Fund	13,423
Vanguard Target Retirement 2060 Fund	(10)
Vanguard Target Retirement 2055 Fund	(5)
Vanguard Target Retirement 2050 Fund	5,809
Vanguard Target Retirement 2040 Fund	20
Vanguard Target Retirement 2030 Fund	8,823
Vanguard Mid Cap Index Admiral Fund	99,181
Vanguard 500 Index Admiral Fund	270,569
Dodge & Cox Income Fund	(29,624)
PIMCO Total Return Institutional Fund	16,427
PIMCO Total Return Administrative Fund	87,104
Vanguard Target Retirement Income Fund	8,929
Vanguard Inflation-Protected Securities Fund	(2,469)
Sunrise Retirement Balanced Fund	14,731
Sunrise Retirement Balanced Equity Fund	6,816
Sunrise Retirement Diversified Equity Fund	506
Sunrise Retirement Diversified Income Fund	15,334
Wells Fargo Stable Value Class C Fund	153,729
Dime Community Bancshares, Inc. Common Stock Fund	(463,735)
TOTAL	$71,543

6. FEDERAL INCOME TAX STATUS
The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated April 24, 2013.   Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Code, and that they continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities, however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
	As of December 31,
	2014	2013
Net assets available for benefits per the financial statements	$45,481,042	$44,737,769
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	183,790	97,278
Net Assets Per Form 5500	$45,664,832	$44,835,047

The following is a reconciliation of the change in net assets available for benefits per the financial statements to net income per the Form 5500:
For the Year Ended December 31, 2014
Increase in net assets available for benefits per the financial statements	$743,273
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	86,512
Net income per Form 5500	$829,785

*******

THE DIME SAVINGS BANK OF WILLIAMSBURGH 401(K) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2014

Name of plan sponsor:                                                      The Dime Savings Bank of Williamsburgh
Employer identification number:                           11-0685750
Three-digit plan number:                                              002
(a)	(b)	(c)	(d)	(e)
Party In				Current
Interest	Identity of Issue	Description of Investments	Cost	Value
	REGISTERED MUTUAL FUNDS:
	Dodge & Cox	Income Fund	**	3,134,508
	Vanguard	Target Retirement Income Fund	**	1,076,376
	Vanguard	Inflation-Protected Securities Fund	**	152,906
	American Beacon	Large Cap Value Fund	**	1,868,074
	American Europacific	International Growth Fund R6	**	1,314,911
	Neuberger Berman	Genesis Fund Trust	**	4,132,779
	T Rowe Price	Blue Chip Growth Fund Advisor	**	1,147,025
	Vanguard	Mid Cap Index Admiral Fund	**	1,543,486
	Vanguard	500 Index Admiral	**	4,124,262
	Vanguard	REIT Index Admiral Fund	**	146,191
	Vanguard	Target Retirement 2010 Fund	**	31
	Vanguard	Target Retirement 2015 Fund	**	675,363
	Vanguard	Target Retirement 2020 Fund	**	1,356,346
	Vanguard	Target Retirement 2025 Fund	**	509,240
	Vanguard	Target Retirement 2030 Fund	**	585,519
	Vanguard	Target Retirement 2035 Fund	**	25,250
	Vanguard	Target Retirement 2040 Fund	**	4,131
	Vanguard	Target Retirement 2045 Fund	**	72,443
	Vanguard	Target Retirement 2050 Fund	**	160,327
	Vanguard	Target Retirement 2055 Fund	**	1,981
	Vanguard	Target Retirement 2060 Fund	**	885
	Total Registered Mutual Funds			$ 22,032,034
	STABLE VALUE FUND:
	Wells Fargo	Wells Fargo Stable Value Class C Fund	**	$ 13,165,977
	EMPLOYER STOCK FUND:
*	Dime Community Bancshares, Inc.	Employer Common Stock Fund	**	9,031,907
	PARTICIPANT LOANS
*		Participant Loans Receivable (interest rates ranging from 4.25% to 8.75%)	**	766,798
		TOTAL		$ 44,996,716
*            Party-in-interest.
**            Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Dime Savings Bank of Williamsburgh (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated: June 24, 2015          /s/ VINCENT F. PALAGIANO
                                              Vincent F. Palagiano
                                              Chairman of the Board and Chief Executive Officer

Dated: June 24, 2015           /s/ MICHAEL PUCELLA
                                               Michael Pucella
                                               Executive Vice President and Chief Accounting Officer (Principal Financial Officer)